EXHIBIT 99.68

Emerald Health Therapeutics Reports Third Quarter 2019 Financial Results; Sales Double Third Quarter in a Row

50% owned JV, Pure Sunfarms, achieves fourth consecutive quarter of positive EBITDA, all-in cost of production of C$0.63 per gram, gross margin of 69% and EBITDA margin of 73%

VANCOUVER, British Columbia, Dec. 02, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) reported financial results for the quarter and nine-month period ended September 30, 2019. Full versions of the Company’s unaudited condensed, interim consolidated financial statements and MD&A can be found on SEDAR at www.sedar.com.

Highlights

Emerald

  Net sales doubled to $9.3M from the prior quarter.
  Net loss of $17.5M impacted by $2.8M inventory write down and decrease of $9.1M in fair value adjustments of biological assets.
  Total SG&A expenses of $10.1M lower than Q2 expenses of $12.4M.
  Second consecutive quarter of positive adjusted EBITDA at $2.4M in Q3 2019.
  $5.5M positive working capital shows improvement from ($4.2M) working capital in the previous quarter.

Pure Sunfarms (50%-owned JV financials are not consolidated into Emerald financials)

  Net sales were $24.0M in Q3 and were $71.5M year-to-date (Sept. 30). Sales volume was almost 50% higher than the previous quarter, reaching approximately 12,000 kg. YTD volume was approximately 24,600 kg. Sales for Q3 consisted primarily of dried flower sold to other licensed producers. Late in Q3, Pure Sunfarms began shipping branded packaged product to the Ontario Cannabis Store.
  Gross margin before non-cash adjustments to the fair value of inventory and biological assets was 69%.
  EBITDA was $18.2M, an EBITDA margin of 73%. YTD EBITDA was $44.3M, or 62%.
  Net cash and cash equivalents as of September 30 was $16.1M, up from $2.4M as of December 31, 2018.
  Net loss of $2.4M reflects a ($12.6M) non-cash adjustment to the fair value of inventory and biological assets. YTD net income was $46.2M.
  All-in production cost of $0.63 per gram, compared to $0.65 per gram in Q2.
  Emerald recognized ($1.2M) as its 50% share of the joint venture compared to $14.5M in Q2. The loss in Q3 reflected a ($8.7M) non-cash adjustment to the fair value of inventory and biological assets.

Key Initiatives and Accomplishments

  Expanding shipments in ten provinces and territories, facilitating revenue growth from $2.1M in all of 2018 to $17.4M in the first nine months of 2019.
  Pure Sunfarms (PSF) has become one of the most competitive producers of high-quality, affordably priced cannabis in Canada, and is shipping into Ontario and BC, with Alberta starting in early 2020. PSF is now expanding its production footprint with the conversion of its second 1.1M s.f. greenhouse, which is expected to harvest its first crop in Q2 2020.
  With licensing and planting recently completed at its wholly-owned indoor premium Québec facility, Verdélite, and in the first of its two organic greenhouses in Metro Vancouver, Emerald anticipates an increase in cannabis production with approximately 7,500kg of production targeted for these facilities in 2020.
  Emerald has seen success with oil and pre-roll products, along with the introduction of its non-cannabis Endo product line through Emerald Health Naturals, and continues to advance product development toward the commercialization of new brands and products in 2020.
  The Company completed a restructuring during Q3 and into Q4, with a reduction to its workforce and an internal reorganization for streamlined operations and decreased expenditures going into fiscal 2020.

“Emerald continues to refine its focus and drive to commercialize its key operational assets in 2020,” said Riaz Bandali, President and Chief Executive Officer of Emerald. “Our primary asset, our 50%-owned Pure Sunfarms joint venture, has rapidly distinguished itself as a high-performing asset. We are putting our energy into building out complementary business opportunities with distinct positioning to meet the needs of adult-use and wellness-oriented consumers, and taking the steps to realize positive cash flow and achieve profitability in 2020.”

Financials Results & Capital Resources

Selected quarterly financial information

The following table summarizes selected quarterly financial information for the Company, which was derived from annual financial statements prepared in accordance with IFRS or interim financial statements prepared in accordance with IFRS applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting:

Q3 2019 Key Financial and Operational Metrics
(Canadian Dollars)

	Q3 2019	Q2 2019	% Change
Financial Results
Gross revenue	$9,718,308	$5,070,107	92%
Net revenue (net of excise duty)	9,297,771	4,619,325	101%
Cannabis gross revenue
Dry cannabis	7,855,117	2,789,666	182%
Cannabis oils	1,781,368	2,182,174	-18%
Other	81,823	98,267	-17%
Gross margin (net of fair value adjustment)	(1,298,272)	(1,594,285)	19%
Total SG&A (net of share-based payments)	5,968,221	4,715,686	27%
Total R&D expenses	1,179,065	1,306,076	-10%
Net income (loss)	(17,460,724)	(452,731)	-3757%
Adjusted EBITDA	2,432,433	1,907,281	27%

Balance Sheet
Cash & cash equivalents	6,389,287	2,614,727	144%
Net working capital	5,450,129	(4,200,752)	230%

Operational Results
Average selling price (net of excise duty)
Recreational	$6.72	$7.51	-11%
Medical	$8.94	$7.43	20%

Pure Sunfarms Financial Results
Gross revenue	24,823,765	32,356,649	-23%
Gross margin (net of fair value adjustment)	16,416,569	27,062,800	-39%
Total SG&A	3,741,846	2,383,873	57%
Net income (loss)*	(2,043,300)	37,206,719	-105%
Adjusted EBITDA*	18,219,698	18,328,628	-1%

*50% of the net income adjusted for transactions with EMH and for fair value changes, and adjusted EBITDA are reflected in EMH net income and adjusted EBITDA respectively.

EMH adjusted EBITDA is calculated by subtracting interest income, gain on changes in fair value of biological assets, share of income from joint venture and deferred income tax recovery, and adding back depreciation, share-based payments, other expenses, loss from fair value changes in financial assets, inventories written down due to fair value changes, and 50% of Pure Sunfarms adjusted EBITDA from EMH net loss and comprehensive loss.

Pure Sunfarms adjusted EBITDA is calculated by adding back Pure Sunfarms' change in fair value of biological asset, non operating loss, amortization expense and provision for income tax.

The Company’s unaudited condensed, interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2019, together with other information related to the Company, including the Company's most recent Annual Information Form ("AIF"), can be found on SEDAR. Additional information related to the Company is available on its website at www.emeraldhealth.ca.

Financing and capital resources

During 1Q19 the Company filed a short form base shelf prospectus in each of the provinces of Canada that qualifies the issuance and secondary sale of $150 million of common shares or other specified securities. It also initiated an at-the-market (ATM) equity program, under which it has raised gross proceeds of $18.8 million as at November 29, 2019.

On September 10, 2019, the Company closed a secured convertible debenture offering of 2,500 units of at a price of $10,000 per Convertible Debenture Unit for gross proceeds of $25,000,000 to a single Canadian institutional accredited investor. Each Convertible Debenture Unit is comprised of one 5.0% secured convertible debenture and 5,000 common share purchases warrants of the Company. The Convertible Debentures have a maturity date of 24 months from their date of issue and bear interest from their date of issue at 5.0% per annum, accrued and payable semi-annually on June 30th and December 31th of each year. Conversion and exercise features of the Convertible Debenture and related warrants are detailed in prior news releases and filings.

On November 29, 2019, the Company closed a placement with a single Canadian institutional accredited investor of 4,385,965 units of the Company at a price of $0.57 per Unit for total gross proceeds of $2,500,000. Each Unit consisted of one Common Share and one warrant. The Warrant is exercisable at a price of $0.75 per for a period of five years. Exercising of the warrant may be accelerated, as detailed in prior news releases and filings.

The Company committed $25.0M to its Pure Sunfarms Joint Venture in support of the Delta 2 Facility retrofit, of which $17.4M has been advanced as at November 29, 2019. The Company’s production facilities in Metro Vancouver and Saint Eustache, while nearing completion, will require approximately $2.6M of additional spend prior to completion.

Pursuant to the Company’s 2018 purchase of Verdélite, the Company owes $7,323,922 due December 16, 2019. The Company and the Vendors of Verdélite are finalizing an amendment to the payment terms of the agreement with expected execution before December 16, 2019.

Corporate Update

Production & Sourcing

Pure Sunfarms, Emerald’s 50%-owned joint venture

Pure Sunfarms (PSF) reached its annualized full production run rate of 75,000 kg in its 1.1 million square foot Delta 3 facility and is now converting its nearly identical 1.1 million square foot Delta 2 facility to cannabis production. PSF aims to complete its first harvest at Delta 2 in Q2 2020 and achieve full run-rate production in the fourth quarter of 2020, subject to completion of construction and the receipt of Health Canada licenses.

In September, PSF received from Health Canada an amendment to its license permitting it to sell and distribute packaged Pure Sunfarms-branded dried cannabis products directly to provincial/territorial wholesalers and authorized private retailers in accordance with provincial/territorial frameworks in Canada. PSF has launched branded products for adult-use and begun shipping to the Ontario Cannabis Store (OCS) and British Columbia Liquor Distribution Branch (BCLDB). It has also secured a cannabis supply agreement with Alberta Gaming, Liquor & Cannabis, and expects to begin shipping to Alberta in early 2020.

In October, Pure Sunfarms was the No. 1 selling brand of dried flower products to the Ontario Cannabis Store (“OCS”), achieving market share of 16 per cent by volume. PSF's market share was double that of the next largest brand. Pure Sunfarms' Afghan Kush was the top selling dried flower product with the OCS in October, and three of the seven top-selling dried flower products with the OCS in October were Pure Sunfarms products, by volume. PSF has received multiple product re-orders from the OCS.

In British Columbia, Pure Sunfarms began selling branded, packaged dried cannabis products to the BCLDB in October. The BCLDB sold out of its first order of Pure Sunfarms product in under three weeks, and has since reordered, and Pure Sunfarms ranked among the top 10 brands by sales for all product categories in October.

Pure Sunfarms continues to work toward additional provincial supply agreements for its high-quality dried flower product across Canada and plans to roll out other products such as pre-rolls, oils and vapes in the coming months.

Metro Vancouver operation in commercial production

Emerald received its Health Canada cultivation license amendment and organic certification for its organic cannabis operation in Metro Vancouver, BC, and full planting in the first of two 78,000 square foot greenhouses was completed in November. This operation is equipped for cultivation, trimming, drying and bulk bagging and includes 12 acres of outdoor cultivation.

The organically grown products produced at this facility will play an integral role in the expansion of Emerald’s product line and will be particularly focused on serving adult-use and medical consumers seeking health and wellness benefits.

Verdélite in full production

Verdélite received its final Health Canada license amendment for cultivation and processing in its 88,000 square foot indoor facility, expanding production from 4 to 21 highly-controlled-environment grow rooms and to a total of 16 processing rooms. While Verdélite has been growing in smaller scale, with the final license complete planting was achieved in November. Verdélite will focus on building multiple differentiated brands, with a unique Quebec identity, targeting consumers seeking premium craft cannabis for adult use as well as health and wellness benefits.

Sales & Marketing

Adult-use market

Subsequent to the quarter, Emerald fulfilled its first shipment of premium cannabis products to the Nova Scotia Liquor Corporation for the adult-use market. This first shipment consisted of Emerald’s high potency SYNC 25 CBD oil and dry cannabis flower, bringing distribution to 10 provinces and territories.

Medical market

Medical sales continued to grow quarter over quarter, with our patient base almost doubling to over 5000 since the beginning of the year. We increased total units shipped during the quarter by 22% and also realize an increase in average net selling price.

Emerald Health Naturals: non-cannabis products and the endocannabinoid system

Emerald’s 51%-owned joint venture, Emerald Health Naturals, expanded distribution of its non-cannabis herbal and botanical endocannabinoid-supporting health supplement product line in Canada to 255 stores. The Endo product line features the proprietary PhytoCann® Complex to support the endocannabinoid system and maintain equilibrium in the body.

International distribution

Emerald was selected to be a supplier of medical cannabis products to STENOCARE and its established Danish pharmacy and hospital channels. Products intended for distribution are CBD oil, THC oil and CBD+THC oil. The partnership is also anticipated to extend to STENOCARE’s Irish subsidiary and to additional markets which are being evaluated.

Corporate Development

The Company appointed Mr. Riaz Bandali as President and CEO and Ms. Jenn Hepburn, previously Director, Finance, as Chief Financial Officer and Corporate Secretary. Dr. Avtar Dhillon, formally the President and Chairman of Emerald, ceased to be President and continues as Executive Chairman.

Disputes with Pure Sunfarms and Village Farms

Emerald is disputing invoices of approximately $7.2 million submitted to it by Pure Sunfarms under the supply agreement established between the two companies.

Separately, Emerald is disputing attempts by its joint venture partner, Village Farms, to invest $5.94 million to secure additional shares in the joint venture and cancel certain shares held in escrow for Emerald. The circumstances around these disputes are discussed in further detail in previous Emerald news releases and its MD&A filed November 29. Emerald and Village Farms each continue to own 50% of Pure Sunfarms.

On November 20, 2019, the Company demanded repayment of a $13.0M loan made by the Company to the Joint Venture.

Conference Call

Emerald Health Therapeutics will host a conference call on Monday, December 2, 2019 at 10:30 a.m. ET.

To access the audio broadcast, please dial (866) 652-5200, or via the Internet at: https://services.choruscall.com/links/emhtf191202.html.

An archived version of the presentation will be available for 90 days on the "Investors" section of Emerald's website: https://ir.emeraldhealth.ca/events-and-presentations

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with recreational and wellness-oriented cannabis products. With an emphasis on innovation and production excellence, Emerald has built a platform of distinct operating assets designed to uniquely serve the Canadian marketplace and international opportunities.

Emerald’s 50%-owned Pure Sunfarms (PSF) in Delta, BC, focused on high quality, affordably priced products, is in full production in its first 1.1M s.f. greenhouse, with a second 1.1M s.f. greenhouse planned to be in full production by the end of 2020. Emerald’s Verdélite premium craft operation is fully licensed and in full production in its 88,000 s.f. indoor facility in Québec. Its Metro Vancouver health & wellness-oriented organic greenhouse and outdoor operation has completed planting in the first of two 78,000 s.f. buildings. Its Emerald Naturals joint venture is creating a completely new wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
1(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA and Pro Forma Sales. These financial measures are not measures that have any standardized meaning prescribed by IFRS and are therefore referred to as “non-GAAP measures”. Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, depreciation and amortization. Pro Forma Sales is defined as the Company’s gross sales plus 50% of the gross sales of Pure Sunfarms as reported in each of their respective financial statements less 50% of the profit Pure Sunfarms recorded on sales of bulk dried flower to the Company that remains in the Company’s inventory.  Refer to the table above for information on the calculation of EBITDA used in this press release.

The Company uses these non-GAAP measures because they provide additional information regarding performance of the Company’s overall business that are not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; conversion of facilities; expansion of facilities; use of proceeds of financings; commencement of production; sales volumes; receipt of licenses; execution of final agreements with FTI; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.